UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

Thoratec Corporation
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Name of Issuer)

Common Stock, no par value per share
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Title of Class of Securities)

885175 30 7
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(CUSIP Number)

Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2011
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1	NAME OF REPORTING PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,349,546 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,349,546 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,349,546 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.92%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,694,446 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,694,446 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,446 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.50%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 3,366,699 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 3,366,699 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,366,699 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.62%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 344,900 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 344,900 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,900 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.58%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON Oracle Offshore Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 39,070 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 39,070 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,070 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 605,083 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 605,083 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,083 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.01%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc. Employee’s Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 23,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 23,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON* EP

1	NAME OF REPORTING PERSON The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 5,100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,100 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 667,153 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 667,153 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,153 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.11%
14	TYPE OF REPORTING PERSON* CO

Item 1.  Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on June 16, 2011 and as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 5, 2011 (collectively, the “Statement”) with respect to the shares of common stock, no par value per share (the “Shares”) of Thoratec Corporation (the “Issuer”), whose principal executive offices are located at 6035 Stoneridge Drive, Pleasanton, California 94588. Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the original Statement.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and restated as follows:

The securities reported in this Statement as directly beneficially owned by the Reporting Persons were acquired with funds of approximately $83,285,180.34 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Reporting Persons who directly beneficially own such securities or capital contributions to the funds by the investors in such funds. The funds for the purchase of those Shares held by the Foundation came from the Foundation's capital. The Shares were purchased through margin accounts maintained with Morgan Stanley and Credit Suisse First Boston, both of which may extend margin credit to the Reporting Persons and other persons under their investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of the Transaction

Item 4 of the Statement is hereby amended by the addition of the following:

On December 13, 2011, Partners delivered a written notice to the Issuer of Partners’ desire to have a shareholder proposal (the “Proposal”), together with a supporting statement (the “Supporting Statement”) included in the Issuer’s proxy statement in connection with its 2012 Annual Meeting of Shareholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof).  The Proposal and the Supporting Statement relate to the Reporting Persons’ previously stated desire for the Issuer to retain an investment bank to explore strategic alternatives to maximize shareholder value, including an auction to sell the Issuer.  A copy of the Proposal and Supporting Statement are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may continue to seek to engage in discussions with other stockholders and/or with management and the Board of Directors of the Issuer concerning the business, operations or future business and strategic plans of the Issuer and composition of the Board of Directors. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate in order to protect and maximize the value of their investment, including, without limitation, purchasing additional Shares, selling Shares, engaging in hedging or similar transactions with respect to the Shares, generally taking a more active role in influencing the Issuer’s affairs, which may include nominating persons for election to the Issuer's Board of Directors, or taking any other action with respect to the Issuer or any of its securities in any manner permitted by law, including with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer.

 Items 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 59,927,911 Shares outstanding as of October 21, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2011.

(a, b)           Partners

As of the date hereof, Partners may be deemed to be the beneficial owner of 2,349,546 Shares, constituting approximately 3.92% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,349,546 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,349,546 Shares.

 In addition, Partners, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by Partners and Partners specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)           General Partner

General Partner, as the general partner of Partners and Institutional Partners, may be deemed to be the indirect beneficial owner of 2,694,446 Shares held in Partners and Institutional Partners, constituting approximately 4.50% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,694,446 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,694,446 Shares.

In addition, General Partner, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by General Partner and General Partner specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)           Manager

Manager, as the investment manager of Offshore Limited, Ten Fund and Retirement Plan, may be deemed to be the indirect beneficial owner of 667,153 Shares held in Offshore Limited, Ten Fund and Retirement Plan, constituting approximately 1.11% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 667,153 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 667,153 Shares.

In addition, Manager, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by Manager and Manager specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)           Institutional Partners

As of the date hereof, Institutional Partners may be deemed to be the beneficial owner of 344,900 Shares, constituting approximately 0.58% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 344,900 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 344,900 Shares.

 In addition, Institutional Partners, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by Institutional Partners and Institutional Partners specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)           Offshore Limited

As of the date hereof, Offshore Limited may be deemed to be the beneficial owner of 39,070 Shares, constituting approximately 0.07% of the Shares outstanding.

Offshore Limited has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 39,070 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 39,070 Shares.

In addition, Offshore Limited, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by Offshore Limited and Offshore Limited specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)           Ten Fund

As of the date hereof, Ten Fund may be deemed to be the beneficial owner of 605,083 Shares, constituting approximately 1.01% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 605,083 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 605,083 Shares.

In addition, Ten Fund, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by Ten Fund and Ten Fund specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)           Retirement Plan

As of the date hereof, the Retirement Plan may be deemed to be the beneficial owner of 23,000 Shares, constituting approximately 0.04% of the Shares outstanding.

The Retirement Plan has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 23,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 23,000 Shares.

In addition, the Retirement Plan, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by the Retirement Plan and the Retirement Plan specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)           Foundation

As of the date hereof, the Foundation may be deemed to be the beneficial owner of 5,100 Shares, constituting approximately 0.01% of the Shares outstanding.

The Foundation has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote 5,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,100 Shares.

In addition, the Foundation, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by the Foundation and the Foundation specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)           Larry Feinberg

Mr. Feinberg serves as the senior managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner.  Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager.  Mr. Feinberg is the trustee of the "Foundation" and has the sole power to direct the voting and disposition of the Shares in Foundation.  As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 3,366,699 Shares, constituting approximately 5.62% of the Shares outstanding.

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,366,699 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,366,699 Shares.  The Shares reported herein as beneficially owned by Mr. Feinberg exclude an aggregate of 4,500 Shares beneficially held by certain irrevocable trusts as to which Mr. Feinberg is Settlor.

In addition, Mr. Feinberg, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by Mr. Feinberg and Mr. Feinberg specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(c)
The trading dates, number of Shares (or options to acquire Shares) purchased or sold, and price per share for all transactions in the Shares (or options to acquire Shares) by the Reporting Persons in the past 60 days are set forth in Schedule A hereto. All such transactions were effected in open market transactions with brokers.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.    Material  to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by the addition of the following:

99.2	Shareholder Proposal and Supporting Statement.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 19, 2011

ORACLE ASSOCIATES, LLC

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE PARTNERS, LP

By:	ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, LP

By:	ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE OFFSHORE LIMITED

By:	/s/ Larry Feinberg
Larry Feinberg, Director

ORACLE TEN FUND MASTER, LP

By:	ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT EMPLOYEES RETIREMENT

By:	/s/ Aileen Wiate
Aileen Wiate, Trustee

THE FEINBERG FAMILY FOUNDATION

By:	/s/ Larry Feinberg
Larry Feinberg, Trustee

/s/ Larry Feinberg
Larry Feinberg, Individually

Schedule A

Date	Transaction	Price Per Share	Quantity	Name of Fund
10/28/2011	BUY	37.9878	6,887	TEN MASTER
11/15/2011	SELL	29.9483	(2,300)	OFFSHORE
11/22/2011	BUY (1/2012 $28 CALL OPTION)	2.45	1,775	PARTNERS
11/22/2011	BUY (1/2012 $28 CALL OPTION)	2.45	275	INSTITUTIONAL PARTNERS
11/22/2011	BUY (1/2012 $28 CALL OPTION)	2.45	30	OFFSHORE
11/22/2011	BUY (1/2012 $28 CALL OPTION)	2.45	420	TEN MASTER
11/22/2011	BUY (1/2012 $28 CALL OPTION)	2.3	355	PARTNERS
11/22/2011	BUY (1/2012 $28 CALL OPTION)	2.3	55	INSTITUTIONAL PARTNERS
11/22/2011	BUY (1/2012 $28 CALL OPTION)	2.3	5	OFFSHORE
11/22/2011	BUY (1/2012 $28 CALL OPTION)	2.3	85	TEN MASTER
12/6/2011	BUY	31.11	700	TEN MASTER
12/15/2011	BUY (4/2012 $34 CALL OPTION)	1.9447	1,765	PARTNERS
12/15/2011	BUY (4/2012 $34 CALL OPTION)	1.9447	285	INSTITUTIONAL PARTNERS
12/15/2011	BUY (4/2012 $34 CALL OPTION)	1.9447	30	OFFSHORE
12/15/2011	BUY (4/2012 $34 CALL OPTION)	1.9447	420	TEN MASTER